UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of July 2008

000-30842

(Commission File Number)

ASAT Holdings Limited

(Registrant’s name)

14th Floor

138 Texaco Road

Tsuen Wan, New Territories

Hong Kong

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F          X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):             .

On July 31, 2008, ASAT Holdings Limited (“the Company”) issued a press release announcing financial results for the fourth quarter and fiscal year 2008, ended April 30, 2008. A copy of the press release is attached as Exhibit 99.1.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASAT HOLDINGS LIMITED

Date: July 31, 2008

	By:	/s/ KEI HONG CHUA
	Name:	Kei Hong Chua
	Title:	Chief Financial Officer

INDEX TO EXHIBITS

Exhibit No.	Description
99.1	Press Release dated July 31, 2008, announcing financial results of the Company for the fourth quarter and fiscal year 2008, ended April 30, 2008.

Exhibit 99.1

ASAT Holdings Announces Financial Results For The

Fourth Quarter And Fiscal Year 2008

Revenue For July 2009 Quarter Expected To Rise Approximately 30 Percent Sequentially

HONG KONG and MILPITAS, Calif., – July 31, 2008 – ASAT Holdings Limited (ASTTY.OB), a global provider of semiconductor package design, assembly and test services, today announced financial results for the fourth quarter and fiscal 2008, ended April 30, 2008.

Net revenue for the fourth quarter of fiscal 2008 was $36.2 million compared with $41.8 million in the previous quarter. Fourth quarter net loss of $8.8 million, or a net loss of $0.20 per American Depositary Share (ADS), compares with a net loss of $5.0 million, or a net loss of $0.12 per ADS in the third quarter. Included in the fourth quarter net loss were reorganization charges of approximately $19,000 related to completing the move of the Company’s manufacturing operations to China. Net loss in the third quarter included charges of approximately $149,000 in similar expenses.

“Our fourth quarter revenue declined due to a combination of factors. These included the economic uncertainty that impacted many of our customers resulting in an inventory correction, and a seasonally slower period in our industry,” said Kei Hong Chua, chief financial officer of ASAT Holdings Limited.

Additional Fourth Quarter Results

•	Net sales for assembly were $35.5 million

•	Net sales for test were $0.7 million

•	Capital expenditures were $2.0 million

•	Cash and cash equivalents at the end of the quarter were $6.0 million

Fiscal 2008 Financial Results

Net revenue for fiscal 2008 was $156.0 million, compared with net revenue of $164.9 million in fiscal 2007. Fiscal 2008 net loss was $24.7 million, or a net loss of $0.59 per ADS. This compares with a net loss of $35.0 million, or a net loss of $0.83 per ADS, in the prior fiscal year. The net loss for both fiscal years reflects the ADS ratio change from 5 ordinary shares per ADS to 15 ordinary shares per ADS, effective December 26, 2006.

“Our improved fiscal 2008 results, including higher gross margin, reduced operating expenses and lower net loss, reflect the positive impact our lower-cost Dongguan facility is having on our financial performance as compared with fiscal 2007,” said Tung Lok Li, acting chief executive officer of ASAT Holdings Limited. “With the move to Dongguan completed and the cost savings in place, we are focused on driving revenue growth in fiscal 2009. In addition, we have secured additional financing, which we will leverage to drive this top-line improvement.”

ASAT Holdings Limited Reports Fourth Quarter and Fiscal Year 2008 Financial Results

New Financing

The Company recently closed on two new financing facilities totaling approximately US$14 million. These funds are in addition to the original facility that is still in place through September 2008.

“We are pleased to have secured these new sources of financing. The funds will be used to support our expected growth in fiscal 2009,” said Kei Hong Chua, chief financial officer of ASAT Holdings Limited. “The new financing consists of one facility of RMB 60 million that includes an approximately US$5 million credit line and US$4 million that is backed by pledged assets. The second facility is a US$5 million line that is also backed by pledged assets. In addition, we continue to work towards the renewal of our existing US$20 million facility.”

While the Company believes the renewal of existing facilities is likely, there can be no assurance that it will be obtained, and if such financing is not obtained for any reason there may be questions regarding the Company’s ability to continue as a going concern.

First Quarter Fiscal 2009 Outlook

“In recent months we have focused our sales efforts on increasing revenue from our top customers, which we believe offer the quickest route to growing revenue,” said Mr. Li. “We are making very good progress on this strategy, and currently believe that for the July quarter revenue growth will be up approximately 30 percent sequentially.”

Conference Call and Webcast on July 31, 2008 at 8:30 a.m. ET

ASAT Holdings is scheduled to hold a conference call to discuss the financial results and other financial matters today at 8:30 a.m. ET/5:30 a.m. PT. To access the call, dial (480) 248-5081. A replay of the call will be available until August 7, 2008. To access the replay, dial (303) 590-3030. The passcode is 3904866. A live webcast of the call will also be available via the investor relations section of the Company’s website at www.asat.com.

ASAT Holdings Limited

ASAT Holdings Limited is a global provider of semiconductor package design, assembly and test services. With 20 years of experience, the Company offers a definitive selection of semiconductor packages and world-class manufacturing lines. ASAT’s advanced package portfolio includes standard and high thermal performance ball grid arrays, leadless plastic chip carriers, thin array plastic packages, system-in-package and flip chip. ASAT was the first company to develop moisture sensitive level one capability on standard leaded products. Today the Company has operations in the United States, Asia and Europe. For more information, visit www.asat.com.

Safe Harbor

This news release contains statements and information that involve risks, uncertainties and assumptions. These statements and information constitute “forward-looking statements” within the meaning of federal securities laws including Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. Such forward-looking statements, including statements regarding expected revenues, liquidity and financial position in our fiscal quarter, our manufacturing capacity and cost structure, our operational efficiencies, our relocation and reorganization costs, our customer retention, growth and expectations, our continuation as a going concern and our capital needs, involve known and unknown risks, uncertainties, assumptions and other factors that could cause the actual performance, financial condition or results of operations

2

ASAT Holdings Limited Reports Fourth Quarter and Fiscal Year 2008 Financial Results

of ASAT Holdings Limited to differ materially from those expressed or implied in any forward-looking statement. Investors are cautioned that actual events and results could differ materially from those contained in these statements as a result of a variety of factors, including whether an active trading market in the Company’s ADSs will develop or be maintained on the OTC Bulletin Board or any other trading market, obtaining future financing, conditions in the overall semiconductor market and economy, our progress in ramping the new China facility, acceptance and demand for the Company’s products and services, continued operational efficiencies, customer retention, growth and expectations, operational and technological risks and revisions to the preliminary unaudited financial results which may occur during preparation of financial statements and disclosures and the preparation of the Company’s quarterly report on Form 6-K and annual report on Form 20-F. The risks, uncertainties and other factors also include, among others, our ability to successfully implement our diversification strategy and our long-term growth strategy, our ability to continue to realize operational efficiencies and improvements to our cost structure, our ability to obtain future financing, the risk that an active trading market in the Company’s American Depositary Shares will not develop or be maintained on the OTC Bulletin Board or any other trading market, and those risks, uncertainties, assumptions and other factors stated in the section entitled “Risk Factors” in our Annual Report on Form 20-F filed with the United States Securities and Exchange Commission on October 15, 2007 and the section entitled “Risk Factors” in our current reports on Form 6-K filed with the United States Securities and Exchange Commission containing quarterly financial information. The forward-looking statements in this release reflect the current beliefs and expectations of the Company as of this date, and the Company undertakes no obligation to update these projections and forward-looking statements to reflect actual results or events or circumstances that occur after the date of this news release.

For further information, please contact:

Jim Fanucchi

Summit IR Group Inc.

408.404.5400

ir@asat.com

3

ASAT Holdings Limited Reports Fourth Quarter and Fiscal Year 2008 Financial Results

Revenue Breakdown by Market Segment

	Three Months Ended
	April 30, 2008	January 31, 2008
Market Segment	% of Net Revenues	% of Net Revenues
	(Unaudited)
Communications	50	48
Automotive/Industrial & Other	16	14
Consumer	14	16
PC/Computing	20	22
Revenue Breakdown by Region
	Three Months Ended
	April 30, 2008	January 31, 2008
Region	% of Net Revenues	% of Net Revenues
	(Unaudited)
United States	85	85
Europe	4	4
Asia	11	11
Revenue Breakdown by Customer Type
	Three Months Ended
	April 30, 2008	January 31, 2008
Customer Type	% of Net Revenues	% of Net Revenues
	(Unaudited)
Fabless	80	84
IDM	20	16

Summary financial data follows

4

ASAT Holdings Limited

Condensed Consolidated Statements of Operations

(USD in thousands, except share data)

For the three months ended April 30, 2008, January 31, 2008 and April 30, 2007, and

For the year ended April 30, 2008 and April 30, 2007

	Three Months Ended			Year Ended
	April 30, 2008 (Unaudited)	January 31, 2008 (Unaudited)	April 30, 2007 (Unaudited)	April 30, 2008 (Unaudited)	April 30, 2007 (Audited)*
Net Sales	36,228	41,764	35,985	155,961	164,853
Cost of sales (Note A)	34,399	36,783	33,399	138,683	149,927

Gross profit	1,829	4,981	2,586	17,278	14,926

Operating expenses:
Selling, general and administrative	4,411	4,157	5,794	18,940	22,065
Research and development	505	519	475	2,034	2,218
Reorganization expenses (Note B)	19	149	682	392	2,473
Facilities and relocation charges	—	—	89	—	3,047

Total operating expenses	4,935	4,825	7,040	21,366	29,803

Income/(loss) from operations	(3,106)	156	(4,454)	(4,088)	(14,877)
Other (expenses)/income, net	(901)	(111)	(397)	(722)	643
Interest expense:
- amortization of deferred charges	(739)	(773)	(858)	(3,245)	(3,705)
- third parties	(3,943)	(4,092)	(4,013)	(16,281)	(15,837)

Loss before income taxes	(8,689)	(4,820)	(9,722)	(24,336)	(33,776)
Income tax expense (Note C)	(98)	(130)	(1,264)	(339)	(1,264)

Net loss	(8,787)	(4,950)	(10,986)	(24,675)	(35,040)
Other comprehensive loss:
Foreign currency translation	18	9	22	61	39

Comprehensive loss	(8,769)	(4,941)	(10,964)	(24,614)	(35,001)
Net loss applicable to ordinary shareholders:
Net loss	(8,787)	(4,950)	(10,986)	(24,675)	(35,040)
Preferred shares:
Cumulative preferred share dividends	(507)	(507)	(497)	(2,028)	(1,990)
Accretion of preferred shares	(433)	(411)	(339)	(1,591)	(1,232)

Net loss applicable to ordinary shareholders:	(9,727)	(5,868)	(11,822)	(28,294)	(38,262)

Basic and diluted loss per ADS (Note D):
Basic and diluted:
Net loss	(0.20)	(0.12)	(0.25)	(0.59)	(0.83)

Basic and diluted weighted average number of ADSs outstanding (Note D)	49,722,587	48,723,339	46,695,972	48,306,653	46,119,881

Basic and diluted loss per ordinary share:
Basic and diluted:
Net loss	(0.01)	(0.01)	(0.02)	(0.04)	(0.06)

Basic and diluted weighted average number of ordinary shares outstanding	745,838,798	730,850,088	700,439,575	724,599,796	691,798,216

Note A:	Includes $(67) thousand, $79 thousand and $1,356 thousand inventory (reversal)/write-down in the three months ended April 30, 2008, January 31, 2008 and April 30, 2007, respectively. Includes $861 thousand and $1,611 thousand inventory write-down for the year ended April 30, 2008 and April 30, 2007 respectively.
Note B:	Includes charges of $19 thousand, $149 thousand and $682 thousand associated with headcount reductions in the three months ended April 30, 2008, January 31, 2008 and April 30, 2007, respectively. The charge for this quarter is primarily related to the headcount reductions of the Company’s US employees; while the charges for other periods are primarily relate to the headcount reductions of the Company’s Hong Kong employees.
Note C:	The amount for the fiscal period of 2008 mainly represents provision for the US Income Tax, the PRC Enterprise Income Tax and the Hong Kong Profits Tax. The amount for the period ended April 30, 2007 represents provision for the Hong Kong Profits Tax concerning a tax dispute for the fiscal year 2000.
Note D:	On December 8, 2006, the Company announced an intention to change the ADS ratio from 5 ordinary shares per 1 ADS to 15 ordinary shares per 1 ADS, representing the equivalent of a 1-for-3 reverse split. The new ADS ratio had taken effect at the close of business on December 22, 2006 and the new ADS ratio had in place at beginning of the next business day on December 26, 2006. The basic and diluted loss per ADS has been prepared on the number of ADS after the reverse share split.
*	Extracted from the audited financial statements

ASAT Holdings Limited

Condensed Consolidated Balance Sheets

(USD in thousands)

As of April 30, 2008, January 31, 2008 and April 30, 2007

	April 30, 2008 (Unaudited)	January 31, 2008 (Unaudited)	April 30, 2007 (Audited)*
ASSETS

Current assets:
Cash and cash equivalents	6,011	12,264	7,325
Current portion of restricted cash	—	900	900
Accounts receivable, net	17,540	18,505	17,704
Inventories	15,112	15,599	13,270
Prepaid expenses and other current assets	5,138	6,679	5,171

Total current assets	43,801	53,947	44,370

Restricted cash	—	—	900
Property, plant & equipment, net	62,252	65,774	79,582
Deferred charges, net	6,367	6,980	5,277
Other non-current assets	6,223	5,761	5,008

Total assets	118,643	132,462	135,137

LIABILITIES AND SHAREHOLDERS’ DEFICIT

Current liabilities:
Short-term bank facilities	9,392	9,269	3,837
Accounts payable	27,908	29,005	25,926
Accrued liabilities and other payable	21,315	23,690	22,445
Amount due to QPL	3,461	4,312	2,532
Current portion of capital lease obligations	26	1,596	1,822

Total current liabilities	62,102	67,872	56,562

Other payable, net of current portion	—	—	2,086
Purchase money loan	9,449	9,323	8,249
9.25% senior notes due 2011	150,000	150,000	150,000
Capital lease obligations, net of current portion	44	48	758

Total liabilities	221,595	227,243	217,655

Series A Redeemable Convertible Preferred Shares	7,303	6,870	5,743

Shareholders’ deficit:
Common stock	7,664	7,382	7,114
Less: Repurchase of shares at par	(71)	(71)	(71)
Additional paid-in capital	248,142	248,259	246,072
Accumulated deficits	(365,867)	(357,080)	(341,192)
Accumulated other comprehensive loss	(123)	(141)	(184)

Total shareholders’ deficit	(110,255)	(101,651)	(88,261)

Total liabilities and shareholders’ deficit	118,643	132,462	135,137

*	Extracted from the audited financial statements

ASAT Holdings Limited

Condensed Consolidated Statements of Cash Flows

(USD in thousands)

For the three months ended April 30, 2008, January 31, 2008 and April 30, 2007, and

For the year ended April 30, 2008 and April 30, 2007

	Three Months Ended			Year Ended
	April 30, 2008 (Unaudited)	January 31, 2008 (Unaudited)	April 30, 2007 (Unaudited)	April 30, 2008 (Unaudited)	April 30, 2007 (Audited)*
Operating activities:
Net loss	(8,787)	(4,950)	(10,986)	(24,675)	(35,040)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization:
Property, plant and equipment	5,284	5,428	5,708	22,004	23,328
Deferred charges and debt discount	739	773	858	3,245	3,705
Loss on disposal of property, plant and equipment	53	—	173	—	173
Unrealized foreign exchange loss	567	205	—	899	—
Amortization of stock-based compensation	598	75	169	1,044	888

Changes in operating assets and liabilities:
Accounts receivable, net	965	532	2,162	164	11,903
Restricted cash	900	—	1,520	1,800	1,520
Inventories	486	442	1,974	(1,728)	9,939
Prepaid expenses and other current assets	(29)	(358)	(347)	(1,537)	2,913
Other non-current assets	(462)	(615)	49	(1,215)	(738)
Accounts payable	(2,013)	(147)	305	5,063	(5,728)
Accrued liabilities and other payable	(2,375)	994	(2,606)	(3,216)	834
Amount due to QPL	(851)	1,138	(222)	929	(3,294)

Net cash (used in) provided by operating activities	(4,925)	3,517	(1,243)	2,777	10,403

Investing activities:
Proceeds from disposal of property, plant and equipment	700	—	146	771	181
Acquisition of property, plant and equipment	(2,036)	(2,518)	(3,533)	(9,073)	(17,748)

Net cash used in investing activities	(1,336)	(2,518)	(3,387)	(8,302)	(17,567)

Financing activities:
Proceeds from warrant and preferred shares exercised	—	—	—	1	—
Repayment of short-term bank loan	(3,390)	(2,156)		(5,546)	—
Proceeds from draw down of new loan	3,390	7,256	1,304	10,646	3,837
Repayment of capital lease obligations	(4)	(76)	(443)	(940)	(2,010)
Proceeds from stock options exercised	—	—	—	—	218
Proceeds from right offering	—	—	—	—	490

Net cash (used in) provided by financing activities	(4)	5,024	861	4,161	2,535

Net (decrease) increase in cash and cash equivalents	(6,265)	6,023	(3,769)	(1,364)	(4,629)
Cash and cash equivalents at beginning of period	12,264	6,237	11,072	7,325	11,915
Effects of foreign exchange rates change	12	4	22	50	39

Cash and cash equivalents at end of period	6,011	12,264	7,325	6,011	7,325

Supplemental disclosure of cash flow information:
Cash paid during the period for:
Interest expense	7,129	185	7,014	14,503	14,211
Income taxes	289	282	102	877	102

*	Extracted from the audited financial statements